UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cordia Bancorp Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

218513 10 9

(CUSIP Number)

Peter W. Grieve

11730 Hull Street Road

Midlothian, Virginia 23112

(804) 744-7576

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 218513 10 9	13D	Page 2 of 7

1		NAMES OF REPORTING PERSONS: Peter W. Grieve
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,129 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 415,129 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,129 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14		TYPE OF REPORTING PERSON IN

(1) The amount excludes 184,000 shares of unvested non-voting Common Stock over which the Reporting Person has no voting or dispositive or power.

(2) Based on a total of 5,115,534 shares of voting Common Stock outstanding as of June 30, 2014.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to shares of Common Stock, par value, $0.01 per share (the “Common Stock”), of Cordia Bancorp Inc. (the “Company”), located at 11730 Hull Street Road, Midlothian, Virginia 23112.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Peter W. Grieve (the “Reporting Person”).

(b)	Mr. Grieve’s business address is c/o Cordia Bancorp Inc., 11730 Hull Street Road, Midlothian, Virginia 23112.

(c)	Mr. Grieve is a founder and a director of the Company and serves on the Board of Directors of the Company’s wholly owned subsidiary, Bank of Virginia. Mr. Grieve also serves as the Chairman of Beachhead Capital Management, a private hedge firm.

(d)	Mr. Grieve has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. Grieve has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Grieve is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In December 9, 2010 as a founder of the company, Mr. Grieve purchased 276,750 shares of Series A Common Stock (“Founders’ Shares) in a private placement with $462,265 in personal funds. Of these Founders’ Shares, 184,000 shares are eligible for performance-based vesting based upon the achievement of certain asset size thresholds and performance measures for the Company. Mr. Grieve may not exercise any voting or other rights of a shareholder over these unvested Founders’ Shares unless the asset size and performance measures have been satisfied. Any shares for which the prescribed asset size and performance measures have not been met by October 6, 2016 will be forfeited.

Also on December 9, 2010, Mr. Grieve purchased the following shares of Series B Common Stock in a private placement: (1) 10,000 shares through The Peter W. Grieve Irrevocable Trust-2001 (the “Trust”) over which he has investment and voting power with $100,000 of Trust funds; 70,000 shares with $700,000 from his Individual Retirement Account (“IRA”); and 5,000 shares, which Mr. Grieve directly holds and which shares were purchased with $50,000 in personal funds. On July 27, 2012, each issued and outstanding share of Series B Common Stock was reclassified and changed into one share of Common Stock.

On February 10, 2011, Mr. Grieve purchased a total 11,920 shares of Series A Common Stock from two Company founders in a private sale for $437 in personal funds.

On July 27, 2012, each issued and outstanding share of Series A Common Stock was reclassified and changed into one share of Common Stock.

On August 28, 2012, Mr. Grieve purchased 100,000 shares of Series C Common Stock with $500,000 from his IRA. On December 31, 2012 pursuant to the terms of the Series C Common Stock, each outstanding share of converted into shares of Common Stock.

On March 21, 2013, Mr. Grieve purchased 890 shares of Common Stock from a Company founder in a private sale for $35.60 in personal funds.

On March 29, 2013, Mr. Grieve received 4,622 shares of Common Stock in exchange for his shares of Bank of Virginia common stock upon the completion of Bank of Virginia’s holding company reorganization and share exchange. Pursuant to the Agreement and Plan of Share Exchange, each share of Bank of Virginia common stock held immediately prior to the completion of the transaction was exchanged for 0.664 of a share of Common Stock rounded down to the nearest whole share. Mr. Grieve paid no consideration for his exchanged Bank of Virginia shares.

On April 10, 2014, Mr. Grieve purchased 11,7647 shares of the Company’s Series A Preferred Stock for $500,000 in personal funds. The Series A Preferred Stock was convertible, subject to the approval by the Company’s stockholders in accordance with NASDAQ Stock Market Rule 5635, into a number of shares Common Stock determined by dividing (i) $42,500 (the per share purchase price of the Series A Preferred Stock) by (ii) the applicable $4.25 per share conversion price. Upon receipt of stockholder approval on June 25, 2014, Mr. Grieve’s Series A Preferred shares were converted on that date into 117,647 shares of Common Stock. Mr. Grieve paid no additional consideration for the shares of Common Stock.

On June 25, 2014, the Company awarded Mr. Grieve 2,300 shares of Common Stock (“Retainer Shares”) in lieu of cash as payment for his 2014 annual retainer for service on the Company’s and the Bank of Virginia’s Boards of Directors. The Retainer Shares were valued at the June 25, 2014 closing share price of $4.20. Mr. Grieve paid no consideration for these shares. Of these shares, 1,150 shares fully vested on the date of the award and the additional 1,150 shares will vest in equal monthly installments through the 2014 calendar year. For the purposes of this Schedule 13D, it is assumed that all 2,300 Retainer Shares have vested.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Person may, from time to time, acquire additional securities of the Company using personal or partnership funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as a director of the Company and the Bank of Virginia, Mr. Grieve does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Grieve beneficially owns a total of 415,129 shares of Common Stock, representing 8.1% of 5,115,534 shares of voting Common Stock outstanding as of June 30, 2014. This amount includes the 235,129 shares owned directly by him (assuming that all Retainer Shares are fully vested), 170,000 shares held in his IRA and 10,000 shares held by the Trust. The share total excludes 184,000 unvested Founders Shares over which Mr. Grieve has no voting or dispositive power.

(b)	Mr. Grieve has sole voting and dispositive power over all of the 415,129 shares of Common Stock deemed to be beneficially owned by him (assuming that all Retainer Shares are fully vested).

(c)	Within the last 60 days, Mr. Grieve was a party to the following transactions in the Common Stock:

Date of Transaction	Type of Transaction	Number of Shares	Price per Share
June 25, 2014	Conversion of Series A Preferred Stock into Shares of Common Stock	117,647	(1)
June 25, 2014	Share Award	2,300	(2)

(1)	The conversion ratio was determined by dividing (i) $42,500 (the per share purchase price of the Series A Preferred Stock) by (ii) the applicable $4.25 per share conversion price.

(2)	Retainer Shares were awarded by the Company to Mr. Grieve in lieu of cash in payment of 2014 Board fees and were valued at the June 25, 2014 closing share price of $4.20.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014	/s/ Peter W. Grieve
Peter W. Grieve